(415) 856-7007

davidhearth@paulhastings.com

January 28, 2008

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   GE Funds — File Nos. 33-51308 and 811-7142 (the “Registrant”)

Ladies and Gentlemen:

We are counsel to the GE Funds (the “Registrant”) and, on behalf of the Registrant, hereby respond to the oral comment provided by Ms. Linda B. Stirling of the Commission’s staff on the Registrant’s Post-Effective Amendment No. 45 to its Registration Statement on Form N-1A, filed on November 28, 2007.

Comment: Please revise the biographical information provided for portfolio managers Mark H. Johnson and Sinha Chitranjan in the prospectus to include five years of business experience as required by Item 5(a)(2) of Form N-1A rather than just business titles and positions that may not reveal business experience. Please also confirm that the biographical information for the other portfolio managers listed includes the required business experience information.

Response: Comment accepted. The biographical information for the noted portfolio managers has been revised accordingly and will be included in Post-Effective Amendment No. 46 to be filed on the approximate date of this comment response letter. Biographical information for the other portfolio managers has been reviewed to confirm the disclosure of the required business experience.

We also hereby provide the following statements on behalf of the Registrant:

•     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Chad E. Fickett, Esq.

January 28, 2008

•     The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions. You may also contact Joseph Carucci, the Senior Regulatory Manager with GE Asset Management, at (203) 708-3133 for that purpose.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management